UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 1997





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                                     Percentage of
  Name of     Energy or                              voting
 reporting    gas related   Date of       State of   securities    Nature of
  company     company     organization  organization held          business

Entergy     Energy     May 17, 1995    Delaware      a 100%      The brokering
Power       related                                  owned        and marketing
Marketing   business                                 subsidiary   of energy
Corporation                                            of         commodities,
(EPMC)(new)                                          Entergy      including but
                                                     Corporation  not limited to
                                                                  electricity,
                                                                  natural or
                                                                  manufactured
                                                                  gas and other
                                                                  combustible
                                                                  fuels ("Energy
                                                                  marketing and
                                                                  brokering").
                                                                  See below for
                                                                  a description
                                                                  of the
                                                                  activities
                                                                  during the
                                                                  reporting
                                                                  period

EPMC Activities

      During the quarterly period ended June 30, 1997, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers. During this period, EPMC received and delivered 1,736,739 MWH's of power and 182,000 mmbtu's of natural gas.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS


Company    Type of  Principal   Issue            Person to  Collateral  Consideration
issuing   security  amount of    or     Cost of    whom     given with   received for
security   issued   security   renewal  capital  security    security   each security
                                                    was
                                                  issued
  -----------------------------------------------------------------------------------
  EPMC     Common      250      Issue     N/A     Entergy       N/A     $2,500,000 or
            stock    shares                      Corporation               $10,000
                                                                          per share


Company contributing   Company receiving      Amount of capital
      capital               capital             contribution
----------------------------------------------------------------
        None                  None                  None


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

Reporting Associate
 company   company   Types of  Direct   Indirect            Total
rendering receiving  services  costs     costs    Cost of  amount
services  services   rendered  charged  charged   capital  billed

   None      None      N/A       -0-      -0-      N/A     -0-

   Part II - Transactions Performed by Associated Companies on
             Behalf of Reporting Companies

 Reporting    Associate
  company      company     Types of                    Indirect                 Total
 rendering    receiving    services     Direct costs    costs     Cost of       amount
  services    services     rendered       charged      charged    capital       billed
  ----------------------------------------------------------------------------------------
  Entergy     EPMC      Professional     $1,855,600     $  -0-      N/A      $ 1,855,600*
Enterprises,            services, and
Inc. (EEI)              back office
                        support.

*Includes Entergy Services, Inc. costs of $260,434 for services rendered to EPMC indirectly through EEI.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of       $17,271,783,000       Line 1
    June 30, 1997
  Total capitalization multiplied by 15%          2,590,767,450       Line 2
    (line 1 multiplied by 0.15)
  Greater of $50 million or line 2                2,590,767,450       Line 3

  Total current aggregate investment:
     Energy marketing and brokering (EPMC)            2,500,000
                                                 --------------
      Total current aggregate investment*             2,500,000       Line 4
                                                 --------------
Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered           $2,588,267,450       Line 5
holding company system (line 3 less line 4)      ==============


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.


ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
----------------------------------------------------------------
Energy                N/A          $2,500,000*         N/A
marketing and
brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements


                 ENTERGY POWER MARKETING CORPORATION
         (a wholly-owned subsidiary of Entergy Corporation)
                            BALANCE SHEET
                           JUNE 30, 1997
                            (Unaudited)

                     ASSETS
Current Assets:
  Cash and cash equivalents                             $2,366,827
  Accounts receivable                                   28,803,113
  Accounts receivable - affiliates                       2,337,214
  Deferred expenses                                      1,187,571
  Prepaid expenses                                          55,027
                                                       -----------
           Total Current Assets                         34,749,752
  Fixed assets, net of depreciation
    and amortization of $86,439                          1,962,055
  Deferred income taxes                                      4,118
                                                       -----------
                      TOTAL                            $36,715,925
                                                       ===========
      LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
  Accounts payable                                     $26,794,593
  Accounts payable - affiliates                          3,327,546
  Income taxes payable                                     119,873
  Deferred revenue                                       1,843,937
                                                        ----------
           Total Current Liabilities                    32,085,949
                                                        ==========
Commitments and Contingencies

Shareholder's Equity:
  Common stock, no par value, 1,000 shares
    authorized; 500 shares issued and outstanding        5,000,000
  Accumulated deficit                                     (370,024)
                                                       -----------
           Total Shareholder's Equity                    4,629,976
                                                       -----------
                      TOTAL                            $36,715,925
                                                       ===========
See Notes to Financial Statements.

                ENTERGY POWER MARKETING CORPORATION
      (a wholly-owned subsidiary of Entergy Corporation)
                      STATEMENTS OF OPERATIONS
            For the Three and Six Months Ended June 30, 1997
                            (Unaudited)

                                             Three Months    Six Months Ended
                                                 Ended

Power sales and other revenues                  $37,244,822       $54,998,145
                                                -----------------------------
Operating Expenses:
  Purchase of power                              36,132,573        52,714,254
  Administrative and general                      1,458,094         3,095,236
                                                -----------------------------
        Total                                    37,590,667        55,809,490
                                                -----------------------------
Operating Income (Loss)                            (345,845)         (811,345)
                                                -----------------------------
Interest Income                                      41,822            74,145
                                                -----------------------------
Income (Loss) Before Income Taxes                  (304,023)         (737,200)

Income Tax Expense (Benefit)                       (106,408)         (258,020)
                                                -----------------------------
Net Income (Loss)                                 ($197,615)        ($479,180)
                                                =============================
See Notes to Financial Statements.

ENTERGY POWER MARKETING CORP.
(a wholly-owned subsidiary of Entergy Corporation)
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

       Entergy Power Marketing Corp. ("the Company") was incorporated in Delaware and was authorized to conduct business on July 2, 1996. The Company, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), was incorporated primarily to trade electric energy and fossil fuels on the wholesale market through the use of various financial instruments. The Company also acts as a broker for Entergy Power, Inc., an affiliated Company which is wholly-owned by Entergy Corporation.

     During the first half of 1997, the Company traded short-term
physical  electricity, natural gas, and capacity  contracts.   No
transactions involving the use of financial instruments occurred during the six months ending June 30, 1997.

Cash and Cash Equivalents

      The Company considers cash on hand, deposits in banks, temporary cash investments, and all unrestricted highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

      Financial instruments which potentially subject the Company to concentration of credit risk are cash and cash equivalents and the sale of electricity or capacity contracts to third parties. The Company's cash and cash equivalents which are primarily held in one insured institution are in excess of federally insured amounts. The Company's credit policy, with respect to entry into contracts with third parties, consists of credit limits for potential third parties based on ratings provided by Moody's and Dun & Bradstreet. No collateral or other security is required by the Company in relation to these contracts. The Company believes that minimal credit risk exists due to non-performance by third parties on physical contracts. However, non-performance by third parties on these contracts could expose the company to increased costs related to replacing the contract(s).

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ENTERGY POWER MARKETING CORP.
(a wholly-owned subsidiary of Entergy Corporation)
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Fair Values

      The Company considers financial instruments classified as current assets and current liabilities to be reasonable estimates of their fair values because of their short maturities. Refer to
Note 6 for additional disclosures and methodologies related to fair values of physical contracts outstanding at June 30, 1997.

Regulation

      The Company operates pursuant to Rule 58 of the Securities and Exchange Commission. The Company, as a subsidiary of Entergy Corporation, which is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), is subject to the broad regulatory provisions of PUHCA, which requires, among other things, Securities and Exchange Commission ("SEC") approval for certain transactions.

Income Taxes

      The Company, its parent, and affiliates file a consolidated federal income tax return. Income taxes are allocated to the Company in proportion to its contribution to consolidated taxable income. SEC regulations require that no Entergy company pay more taxes than it would have paid if a separate income tax return had been filed.

      In accordance with SFAS 109, "Accounting for Income Taxes", deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, which relate primarily to startup expenditures, amortized for tax purposes over sixty months.

Revenue Recognition

     The Company recognizes revenues and expenses for the sale or purchase of short-term power or capacity according to the terms and dates specified within the contracts. The Company is exposed to market risk through price fluctuations in the market prices of electric power and capacity.


Financial Instruments

     The Company  engages in price risk management activities  to
hedge  the   impact  of   market   fluctuations   on  contractual
commitments  for  purchases  and   sales  of  electricity.  Hedge
accounting is utilized in non-trading activities when there is a high degree of correlation between price movements in the
derivative  and   the  item   designated  as   being  hedged.  In
instances where the anticipated correlation of price movements does not occur, hedge accounting is terminated and future changes in the value of the derivative are recognized as gains or
losses.   If  the  hedged   item  is  sold,   the  value  of  the
derivative is recognized in income. Gains and losses on derivative financial instruments used for hedging purposes are recognized in the Income Statement in the same manner as the hedged item and are recognized in the Balance Sheet as deferred assets or
liabilities.   The  cash  flow  impact of  derivative  and  other
financial instruments used for trading and non-trading purposes is reflected as cash flows from operating activities in the Statement of Cash Flows.

ENTERGY POWER MARKETING CORP.
(a wholly-owned subsidiary of Entergy Corporation)
NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Depreciation and Amortization

     Depreciation is computed using the straight-line method over the useful life of the furniture and equipment. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Average useful lives range from 3 to 7 years.

2.   INCOME TAXES:

      During  the  first six months of 1997, the  Company  has  a
credit  due  to  a  net  operating loss  for  that  period.   The
Company's effective income tax rate was 35%. The Company does not pay state income taxes.

3.   LEASES:

      The  Company  entered into an operating lease agreement  on
October  9,  1996,  for the use of its office  facilities.   This
agreement  is effective February 1, 1997, and expires on  January
31, 2002.

     Minimum future rental payments under this operating lease as of June 30, 1997, are as follows:

Year ending December 31,
     1997                            $131,287
     1998                             262,575
     1999                             262,575
     2000                             262,575
     2001 and thereafter              284,456
                                  -----------
     Total minimum lease payments $ 1,203,468
                                  ===========
      The  Company also entered into an operating lease agreement
for  a  period  of  one  year for its sole branch  office.   This
agreement, entered into on August 7, 1996, requires monthly lease payments of $720 through the end of the lease term.

4.   COMMON STOCK:

      The Company is authorized, by its Charter, to issue 1,000 shares of its no par common stock. During 1997, the Company sold 250 shares of its common stock to Entergy for $2.5 million. The proceeds of this sale were used primarily to fund the Company's operations.

ENTERGY POWER MARKETING CORP.
(a wholly-owned subsidiary of Entergy Corporation)
NOTES TO FINANCIAL STATEMENTS

5.   RELATED PARTY TRANSACTIONS:

      During 1997, the Company did not have any employees or physical facilities as these resources were provided to the Company by Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation. The Company recognized approximately $2 million of expense in 1997 for these services and related charges.

     During July 1996, the Company entered into a one-year short-term "Flexible Power Agreement" ("Agreement") with Entergy Power, Inc. The Agreement, among other things, stipulates general terms, rate guidelines, and conditions which govern the short-term transactions between the Company and Entergy Power, Inc.

      During 1997, the Company also had purchases totaling approximately $5.3 million from Entergy Power, Inc., in the form of purchased power, transmission expense, plant charges, and operation and maintenance charges.

      At June 30, 1997, the Company had two outstanding contracts with Entergy Power, Inc. to purchase electricity at Entergy
Power's cost.


6.   COMMITMENTS AND CONTINGENCIES:

     As of June 30, 1997, the Company had outstanding commitments to both purchase and sell electricity during the last half of 1997. The marked-to-market unrealized gain for these transactions amounted to approximately $4.4 million based on quoted market prices.


B. Exhibits


     Form of Short-Term Flexible Power Service Agreement for
     Entergy Power, Inc.

     Service Agreement between Entergy Enterprises, Inc. and
     Entergy Power Marketing Corporation.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Louis E. Buck
                                 --------------------------
                                          Louis E. Buck
                                      Vice President, Chief
                                      Accounting Officer and
                                       Assistant Secretary


Dated:  August 29, 1997

Mary W. Cochran, Esq.                   Norma K. Scogin, Esq.
Arkansas Public Service Commission      Texas Attorney General's Office
1000 Center Street                      300 West 15th Street/10th Floor
Little Rock, AR  72201                  Austin, TX  78701

Lawrence C. St. Blanc, Secretary        Sherry A. Quirk, Esq.
Louisiana Public Service Commission     Verner, Liipfert, Bernhard,
Post Office Box 91154                   McPherson and Hand
Baton Rouge, LA 70821-9154              901 15th Street, NW / Suite 700
                                        Washington, DC  20005-2301

William Bruce McKinley, Esq.            Frank Spencer, Esq.
Mississippi Public Service Commission   Assistant Attorney General
Walter Sillers State Office Building    Mississippi Attorney
550 High Street / 19th Floor            General's Office
Jackson, MS  39215                      Post Office Box 22947
                                        Jackson, MS  39225

George W. Fleming, Esq.                 Mr. James Galloway, Filing Clerk
Mississippi Public Utilities Staff      Central Records - PUCT
Post Office Box 1174                    7800 Shoal Creek Boulevard
Jackson, MS  39215                      Suite 400N
                                        Austin, TX  78757